Exhibit 99.1

Obsidian Energy Announces Expanded 2022 Development Program, Increased 2022 Guidance, and Preliminary 2023 Forecast

•	2022 guidance increased to an average production range of 31,500 to 32,500 boe/d based on expanded capital development program
•	Second half 2022 four-rig drilling program includes 38 operated wells (35.5 net) of which 26 wells (24.1 net) are expected to be on production by year-end
•	Full year 2022 activity combined with our preliminary 2023 forecast increases 2023 average production to between 37,000 and 38,000 boe/d, a 52 percent increase over 2021

CALGARY, June 16, 2022 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on the success of our 2022 first half development program, as well as announce an expanded second half development program, increased 2022 guidance and a preliminary forecast for 2023.

The first half 2022 development program resulted in significant production growth for the Company from our Willesden Green, Pembina, and Peace River assets. An additional 38 wells (35.5 net) will be drilled over the second half 2022 for a total of 68 wells (65 net) rig-released this year. As a result, we are increasing our 2022 average production guidance to between 31,500 and 32,500 boe/d. Looking to 2023, we are providing a preliminary forecast of between $260 and $270 million of capital expenditures, further growing average production to between 37,000 and 38,000 boe/d.

“We entered 2022 with a bullish outlook on commodity prices that anchored our tactical decision to operate four drilling rigs during our first half development program,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “Moreover, we secured contracts whereby we obtained the required services and materials to maintain the optionality to continue to operate four drilling rigs through to spring break-up in 2023. Notwithstanding recent service cost inflation, wellhead economics are extremely robust with compelling returns and recycle ratios at current commodity prices.”

Mr. Loukas continued, “Accordingly, our Board of Directors has decided to increase our second half 2022 capital expenditure budget to better align Obsidian Energy’s production profile with its vast resource base – while maintaining strong free-cash flow generation for further debt paydown. The pace of our drilling program is expected to result in production growth that allows for significant projected funds flow from operations and free cash flow growth as we execute on our development plans. The allocation of projected free cash flow will be evaluated as we approach our long-term debt targets and assess our reinvestment opportunities and return of capital strategies.”

UPDATED 2022 GUIDANCE; 2023 PRELIMINARY FORECAST

We are revising our 2022 guidance in response to strong commodity prices and in conjunction with the expected successful completion of the refinancing of our existing debt facilities by mid-July. Our 2023 preliminary forecast anticipates drilling 51 wells across our portfolio of which two are Clearwater wells that we anticipate expanding as the play is further delineated during the second half of this year with drilling in and around our acreage. Both our revised 2022 guidance and 2023 forecast includes approximately 15 percent inflation on our capital program over levels experienced in the first half of 2022.

Our 2022 guidance and 2023 preliminary forecast increases average production to approximately 37,000 to 38,000 boe/d in 2023 and reaches our long-term debt target of under 1.0x net debt to funds flow from operations (“FFO”). Additionally, we expect our absolute long-term debt level to be $225 million or less, which we believe is an appropriate level to effectively manage potential fluctuations in commodity prices.

This absolute debt level is expected to keep our Net debt to FFO at approximately 1.0x if WTI prices were to fall to approximately US$50 per barrel.

		2022E Guidance (Original)	2022E Guidance (Revised)	2023 Forecast [4]
Production [1]	boe/d	29,100 –30,100	31,500 –32,500	37,000 –38,000
% Oil and NGLs		66%	66%	69%
Capital expenditures	$ millions	143 – 149	295 – 305	260 – 270
Decommissioning Expenditures[2]	$ millions	14	17	14
Net operating costs	$/boe	12.00 – 12.90	12.70 – 13.50	12.50 – 13.30
General & administrative	$/boe	1.55 – 1.65	1.45 – 1.55	1.30 – 1.40

Based on midpoint of above guidance
WTI Range[3]	US$/bbl	70.00 – 80.00	90.00 – 120.00	95.00
AECO Range[3]	CAD$/GJ	3.50	5.50 – 7.50	5.00
Funds Flow from Operations[4]	$ millions	309 – 345	455 – 580	650
Adjusted FFO[4]	$ millions	328 – 364	499 – 624	662
Free cash flow [4]	$ millions	149 – 185	137 – 262	374
Net debt[5]	$ millions	271 – 235	257 – 132	(162)
Net debt to FFO[4,5]	times	0.9x – 0.7x	0.6x – 0.2x	N.A.

(1)

Mid-point of original 2022E guidance range: 11,800 bbl/d light oil, 5,175 bbl/d heavy oil, 2,450 bbl/d NGLs and 61.1 mmcf/d natural gas. Mid-point of revised 2022E guidance range: 12,350 bbl/d light oil, 6,325 bbl/d heavy oil, 2,525 bbl/d NGLs and 64.6 mmcf/d natural gas. Average production volumes in 2022 do not include any forecasted production associated with Clearwater exploratory capital expenditures. Mid-point of 2023F guidance range: 13,850 bbl/d light oil, 9,200 bbl/d heavy oil, 2,835 bbl/d NGLs and 69.8 mmcf/d natural gas.

(2)	Decommissioning expenditures do not include grants and allocations to be utilized by the Company under the Alberta Site Rehabilitation Program.
(3)	Mid-point pricing assumptions for our 2022E Guidance (revised) include WTI at US$105.00/bbl and AECO at $6.50/GJ
(4)

Pricing assumptions outlined are forecasted for the second half of 2022 and includes risk management (hedging) adjustments as of June 10, 2022. Guidance FFO and free cash flow (“FCF”) includes approximately $44 million of estimated charges for 2022 and $12 million for 2023 related to the deferred share units, performance share units and non-treasury incentive plan awards share-based compensation amounts which are based on a share price of $15.00 per share. The charge is primarily due to the Company’s increased share price in 2022 compared to the closing price on December 31, 2021, of $5.21 per share. Adjusted FFO excludes the estimated non-cash share-based compensation amounts for 2022 and 2023.

(5)	Net debt figures estimated as at December 31, 2022, and 2023.

2022 UPDATE AND SECOND HALF DEVELOPMENT PROGRAM

Our first half 2022 program was completed ahead of schedule with increased activity across our entire portfolio, resulting in significant production growth. In addition to completing the planned drilling in our Willesden Green, Pembina, and Peace River areas, we added eight wells (8.0 net) to our first half development program in our Viking area and accelerated the drilling of two wells (2.0 net) in Peace River from our second half 2022 program.

We plan to drill an additional 38 wells (35.5 net) over the second half of 2022 in our Willesden Green, Pembina, and Peace River assets, utilizing three rigs in the third quarter and expanding to four rigs in late 2022. Combined with the wells from our first half 2022 program, a total of 68 wells (65.0 net) will be rig-released in 2022, of which 55 wells (52.5 net) are expected to be on production by the end of 2022.

Drilling activity	H1 Gross (Net) Wells	H2 Gross (Net) Wells	Total Gross (Net) Wells
Willesden Green (Cardium/Mannville)	10 (10.0)	11 (10.5)	21 (20.5)
Pembina (Cardium/Blueridge)	6 (5.5)[1]	13 (11.5)	19 (17.0)
Peace River (Bluesky/Clearwater)	6 (6.0)	14 (13.5)	20 (19.5)
Viking	8 (8.0)	—	8 (8.0)

TOTAL	30 (29.5)	38 (35.5)	68 (65.0)

(1)	One Pembina well (0.9 net) was spud in 2021 and rig-released in 2022; it is included in these totals.

Additional detail regarding our 2022 development activity by area is discussed below.

Peace River

The Company has rig-released four Bluesky wells (4.0 net) from the first half 2022 program to date. The first two came on production in mid-April and have produced an average of 327 boe/d per well initial production (“IP”) 30-day rates (99 percent oil). The remaining wells are in the process of being brought on production. From the 2021 program, IP 90-day rates from the first four Bluesky wells (4.0 net) averaged 447 boe/d per well (99 percent heavy oil).

Obsidian Energy plans to drill an additional 14 wells (13.5 net) in Peace River over the second half of the year. Twelve wells (12.0 net) will target the established Bluesky reservoir, following up on the solid results over the past eight months. The remaining two wells (1.5 net) in our second half development program will target the Clearwater play to further delineate our land base. Clearwater development will be a key focus for our 2023 plans as we continue to appraise our 487 prospective land sections, including further exploration and development drilling to increase our future inventory of locations.

Willesden Green

All ten wells (10.0 net) from our first half development program are rig-released and completed. Seven wells (7.0 net) are currently on production. The average per well IP 30-day rates were:

•	Faraway 8-3 Pad (3 wells): 190 boe/d (90 percent oi)

•	Crimson 8-19 Pad (2 Wells): 275 boe/d (76 percent oil)

•	Faraway 9-17 Pad (1 well): 267 boe/d (87 percent oil)

•	Faraway 14-17 (1 well): 237 boe/d (92 percent oil)

For the remainder of 2022, we plan to drill ten wells (10.0 net) targeting the Cardium formation and one gas-weighted Mannville well (0.5 net).

Pembina

All five wells (4.5 net) from the first half program are on production. In addition to the first two wells averaging IP 30-day rates of 281 boe/d (82 percent oil), the remaining three averaged IP 30-day rates of 238 boe/d (84 percent oil). In our second half 2022 development program we plan to drill 13 Pembina wells (11.5 net), predominantly targeting the Cardium formation.

Viking

The first well in our eight-well (8.0 net) Viking program was spudded in mid-May, representing our return to development in the asset. Overall, the eight wells are expected to add approximately 1,000 boe/d on an IP-30 basis (67 percent light oil) with capital expenditures of approximately $12.5 million. Most of the drilling will be completed by the end of June with production expected early in the third quarter. Looking forward, we have ample capacity for further Viking development with our strong inventory of locations and 100 percent ownership of oil and gas infrastructure in the region.

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting (the “Meeting”) is scheduled for today, Thursday, June 16, 2022, at 9:00 am (Mountain Daylight Time) at the offices of Obsidian Energy. In association with the Meeting, our Interim President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation after the formal portion of the meeting at 10:30 am (Mountain Daylight Time) (the “Presentation”) along with a question-and-answer period.

The Presentation will be broadcast live on the Internet and may be accessed either through our website, www.obsidianenergy.com, or directly at the webcast portal. Those who wish to listen to the Presentation should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada / USA:    1-800-319-4610 (toll-free)

Toronto:               1-416-915-3239

Calgary:              1-403-351-0324

After the webcast, Obsidian Energy will post the updated Presentation on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities as indicators of our performance. The Company’s unaudited consolidated financial statements and notes and management’s discussion and analysis (“MD&A”) as at and for the three months ended March 31, 2022 are available on the Company’s website at www.obsidianenergy.com and under our SEDAR profile at www.sedar.com. The disclosure under the section “Non-GAAP and Other Financial Measures” in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; adjusted FFO; net debt; net operating costs; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three months ended March 31, 2022, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures. Included in this press release is adjusted FFO which includes all the components within our FFO definition as outlined in our MD&A for the three months ended March 31, 2022, and excludes non-cash share-based compensation charges related to the deferred share units, performance share units and non-treasury incentive plan awards.

Non-GAAP Ratios

The following measures are non-GAAP ratios: net operating costs ($/boe), which uses net operating costs as a component; and net debt to FFO which uses both net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three months ended March 31, 2022, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

General and administrative costs ($/boe) is a supplementary financial measure. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three months ended March 31, 2022, for an explanation of the composition of these measures.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	AECO	Alberta benchmark price for natural gas
MSW	Mixed Sweet Blend	NGL	natural gas liquids
WTI	West Texas Intermediate	GJ	gigajoule

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, expenditures, production, FFO, adjusted FFO, FCF, net operating costs, general and administrative costs and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expected development program; our drilling rig optionality for the development program through break-up in 2023; that the pace of our drilling program will result in certain production growth which will allow for significant projected funds flow from operations and FCF growth as we execute our development plans; the allocation of projected FCF; our debt repayment expectations; our development plans in the Clearwater; the proposed timing of our syndicated debt facility refinancing; our updated guidance for 2022 and forecasted 2023, based on certain assumptions, for annual production guidance, production mix, capital and decommissioning expenditures, net operating expenses, general & administrative costs, FFO, FCF, net debt and net debt to FFO; that we will achieve our optimal debt target level; our expected rig-release and on-production timing for certain wells; our expected development activity by area; and our expectations for the Meeting and Presentation.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements and FOFI contained herein (including our guidance set out under “Updated 2022 Guidance; 2023 Preliminary Forecast”) do not assume the completion of any transaction); the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the ability of members of OPEC, and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future inflation rates; future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; that we are able to successfully complete the refinancing of our syndicated debt facility on acceptable terms and our ability (if necessary) to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements and FOFI contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements and FOFI. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget or 2023 preliminary forecast in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 and/or other factors pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes and limited recourse debt in connection with the PROP acquisition when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our credit facilities, limited recourse debt and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com